EXHIBIT (d)(2)(B)

Scheduled Increase Option Rider for the Insured

THE UNION CENTRAL LIFE INSURANCE COMPANY

Cincinnati, Ohio

SCHEDULED INCREASE OPTION RIDER FOR THE INSURED

BENEFIT. We  will automatically increase the specified amount on annual dates as described in the following section. The amount of increase will be the scheduled increase amount shown in the schedule.

CONDITIONS. Increases will take place on each annual date, subject to the following:

(1)   no increase will be made after the annual date nearest the insured's  65th birthday; and

(2)   total increases may not exceed two times the initial specified amount.

The rate class applicable to each increase will be the rate class of the insured  on the issue date of this rider.

REJECTION OF INCREASE. We  will mail you  a new schedule  for each increase. Acceptance is automatic. You  may reject the increase by notice  to us  and return of the new policy schedule  within 30 days of the increase date.

TERMINATION. This rider will terminate;

(1)   when any increase is rejected; or

(2)   when the specified amount is reduced; or

(3)   when the policy terminates; or

(4)   on the first monthly date after you  give us  notice; or

(5)   on the annual date nearest the insured's  65th birthday.

If this rider terminates under 1, 2, 3 or 4, it may be reinstated if you  furnish proof.

CONTRACT. This rider is made a part of the policy and is based on the application and any supplemental applications for this rider.

RIDER SPECIFICATIONS. The policy date, issue date and expiry date for this rider are shown in the schedule. There is no cost for this rider.

THE UNION CENTRAL LIFE INSURANCE COMPANY

Secretary	President